
05048885

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549


SEC MAIL
RECEIVED
PROCESSING
WASH, D.C.
SECTION

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].
For the fiscal year ended December 31, 2004.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ____________ to ______________.

Commission file number 1-6961

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Gannett Co., Inc.
401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107

W196086.2

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Gannett Co., Inc
401(K) Savings Plan

Date: June 24, 2005

By: 

Roxanne V. Horning
Secretary, Gannett Benefit Plans Committee

EXHIBIT INDEX

Exhibit Number	Description	Location
23-1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	Attached
23-2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	Attached

Exhibit 23-1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 Nos. 33-35305 and 333-61859) pertaining to The Gannett Co., Inc. 401(k) Savings Plan (the "Plan") of our report dated June 20, 2005, with respect to the financial statements and schedule of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

McLean, VA
June 24, 2005

Exhibit 23-2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-35305, 333-61859) of Gannett Co., Inc. of our report dated June 28, 2004 relating to the financial statements of The Gannett Co., Inc. 401(k) Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

/s/PricewaterhouseCoopers LLP
McLean, VA
June 24, 2005

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
REPORT, FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
DECEMBER 31, 2004

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
INDEX TO REPORT, FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
DECEMBER 31, 2004 AND 2003

All other schedules are not required or applicable.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Plan Administrator
The Gannett 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of The Gannett Co., Inc. 401(k) Savings Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

McLean, Virginia
June 20, 2005

Report of Independent Registered Public Accounting Firm

To the Gannett Benefit Plans Committee and
Participants of The Gannett Co., Inc. 401(k) Savings Plan

In our opinion, the accompanying 2003 statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of The Gannett Co., Inc. 401(k) Savings Plan (the "Plan") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP
McLean, VA
June 28, 2004

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2004	December 31, 2003		
	All allocated	Allocated	Unallocated	Total
Assets				
Cash	$ -	$ 8,422,072	$ -	$ 8,422,072
Investments:				
At fair value:				
Gannett Co., Inc. common stock	321,193,256	332,265,706	-	332,265,706
Other investments	753,410,088	631,357,123	30	631,357,153
	1,074,603,344	963,622,829	30	963,622,859
At contract value:				
Insurance contracts	214,434,499	219,554,540	-	219,554,540
Total investments	1,289,037,843	1,183,177,369	30	1,183,177,399
Receivables:				
Employer contributions	541,193	397,734	-	397,734
Employee contributions	1,430,985	941,840	-	941,840
Interest and dividends	2,109,562	2,002,393	-	2,002,393
Due from broker	849,003	3,306,900	-	3,306,900
Total receivables	4,930,743	6,648,867	-	6,648,867
Total assets	1,293,968,586	1,198,248,308	30	1,198,248,338
Liabilities				
Other payables	500,117	301,655	-	301,655
Cash overdraft	18,930	2,224,870	-	2,224,870
Total liabilities	519,047	2,526,525	-	2,526,525
Net assets available for benefits	$1,293,449,539	$1,195,721,783	$ 30	$1,195,721,813

The accompanying notes are an integral part of these financial statements.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2004
Contributions:	
Employer, net	$ 30,224,121
Employee	93,664,005
Total contributions	123,888,126
Investment income:	
Interest and dividends	23,599,725
Net appreciation in investments	30,512,486
Total investment income	54,112,211
Total additions	178,000,337
Benefits paid to participants	78,323,037
Administrative expenses	2,486,712
Total deductions	80,809,749
Net increase prior to transfers from other plans	97,190,588
Transfers from other plans	537,138
Net increase	97,727,726
Net assets available for benefits:	
Beginning of year	1,195,721,813
End of year	$1,293,449,539

The accompanying notes are an integral part of these financial statements.

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following description of The Gannett Co., Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was formed in June 1990 as a voluntary defined contribution plan covering eligible employees of Gannett Co., Inc. (the Company or Gannett) and its participating subsidiaries. Generally, employees who are scheduled to work at least 1,000 hours during the year are eligible to participate in the Plan on their date of hire. Employees covered under collective bargaining agreements are eligible to participate in the Plan only if participation has been bargained. The Plan is subject to the applicable sections of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan purchased Company common stock using the proceeds of a borrowing from the Company and holds the stock in a trust established under the Plan. The borrowing was repaid by fully deductible Company contributions to the trust fund. As the Plan made each payment of principal and interest, an appropriate percentage of stock became available for allocation to eligible employees' accounts in accordance with the Plan agreement.

The borrowing was collateralized by the unallocated shares of stock. The financial statements of the Plan in 2003 present separately the assets and liabilities and changes therein pertaining to:

(a) the accounts of employees with vested rights in allocated stock plus employee contributions (Allocated) and
(b) stock not yet allocated to employees (Unallocated).

In June of 2003, the debt was fully repaid and all of the shares had been fully allocated to participants.

Administration of Plan Assets

The Plan assets are held under a trust agreement (The Trust) with Mellon Trust of New England N.A. (the Trustee), which is a subsidiary of Mellon Financial Corporation. Hewitt Associates LLC performs recordkeeping services for the Plan. Harrisdirect is the broker/dealer and holder of assets purchased through participant accounts in the brokerage window. The Gannett Benefit Plans Committee serves as the plan administrator.

Plan Benefits

Company common stock is allocated to participants to the extent necessary to provide the matching contribution. Since March 1, 2002, all Plan participants, regardless of age or years of participation, can transfer all or part of their employer match in Gannett stock to one or more of the other investment options. Prior to March 1, 2002, all investments of Employer contributions had to remain in Gannett stock until a participant reached age 55 and had at least 10 years of "active" participation in the Plan.

Upon termination of an employee with vested benefits, employer contributions are paid out in cash or in Gannett stock, at the participant's election. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten core investment funds which include one privately managed fund, eight registered investment company mutual funds and Gannett Co., Inc. common stock. The Plan also offers three premixed portfolios composed of four core investment funds. These premixed funds are tailored for the conservative, moderate and aggressive investor. In addition, the Plan offers a self-directed mutual fund window that gives participants access to invest in over 9,500 mutual funds. The Plan allocates investment income to participants' accounts daily, based upon the relationship among their account balances at the end of each day. Participants generally become fully vested in the Company's matching contribution after 3 years of service. Forfeitures are applied against future employer contributions. During 2004, the amount of forfeitures applied to employer contributions was $482,562. The remaining forfeiture balance was $0 and $2,267 at December 31, 2004 and 2003, respectively.

Upon termination of employment, disability or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum. Upon retirement, participants may elect to receive either a lump sum payment or installment payments. Limited hardship withdrawals are also available for active employees.

Participant Loans

Under the terms of the Plan, generally participants may borrow from their accounts up to 50 percent of their vested account balance, excluding the Company matching contributions and their earnings, with a minimum loan of $500 up to a maximum of $50,000. The loans are secured by the balance in the participants' accounts, bear interest at the prime rate plus 1% and have maturities for a period not to exceed five years.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his/her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant. The Trustee will vote the unallocated shares, if any, in the same ratio as participants vote the allocated shares.

Contributions

Since April 23, 2002, a participant may generally contribute, on a pre-tax basis, any whole percentage amount, up to 20 percent of compensation for a payroll period. Prior to April 23, 2002, such contributions were limited to 15 percent of compensation. Additionally an eligible participant who has attained age 50 before the close of the Plan Year shall be eligible to make tax-deferred catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Code. However, employer matching contributions shall not be made on amounts treated as catch-up contributions. The employer match is generally 50 percent of the first 6 percent of compensation that a participant contributes. Participant contributions are subject to certain limitations. Allocations are determined based on participant earnings.

Gannett funded the employer match in Gannett common stock through a leveraged ESOP for 13 years. The leveraged ESOP expired at the end of June 2003. Gannett can fund the employer match through purchases of stock on the open market or through the use of existing treasury shares. From July 1, 2003 through December 31, 2004 the employer match was funded through open market purchases.

Prior to July 1, 2003, the Company, in conjunction with the leveraged ESOP, was obligated to make contributions in cash to the Plan, which when aggregated with the Plan's dividend earnings, equaled the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on the Plan's term loan. In addition, participants in certain operating units receive a cash matching contribution as stipulated in the Plan Document.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan agreement, it may do so at any time. In the event of Plan termination, the accounts of all participants will become fully vested and the assets will be distributed in accordance with ERISA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, in all material respects. The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts of assets and liabilities and changes therein, and discussion of contingent assets and liabilities. Actual results may differ from these estimates.

Valuation of Investments

Common stocks are valued based on prices quoted by major exchanges. Investments in common collective trusts and mutual funds are valued according to the fair value of the assets held. Insurance contracts are carried at the contract value reported by the insurance company, which approximates fair market value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds to pay benefits and administrative expenses charged by the insurance company.

Synthetic investment contracts are comprised of the underlying assets which consist primarily of corporate bonds, agency bonds and US Treasury notes and a wrapper contract issued by a financially responsible third party. The issuer of the wrapper contract provides that the Trust may make withdrawals at contract value for benefit responsive requirements. At December 31, 2004 and 2003, the contract value of the synthetic contracts was approximately $66,454,960 and $68,173,323, respectively. The underlying assets' market value was $70,595,237 and $72,791,386, respectively, resulting in a wrapper value of ($4,140,277) and ($4,618,063), respectively, at December 31, 2004 and 2003.

Participant loans are valued at cost, which approximates fair value.

Income Recognition

Contributions are recorded by the Plan at the time they are accrued by the employer. Income on Plan investments is accrued when earned. The Statement of Changes in Net Assets Available for Benefits presents the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

All administrative expenses are paid by the Plan.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 - TAX STATUS

The Plan has been determined by the Internal Revenue Service (IRS) to be qualified under Section 401(a) and 4975(e)(7) and exempt from federal income taxes under Section 501(a) of the Internal Revenue Code (IRC). A favorable determination letter was received on May 19, 2003. The Plan has since been amended, however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administration believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

NOTE 4 - INVESTMENTS

The following investments represent assets held in excess of 5% of the Plan's net assets available for benefits:

	December 31, 2004		December 31, 2003	
	Shares	Market Value	Shares	Market Value
Gannett Co., Inc. common stock:				
Participant directed	1,983,696	$162,067,963	1,601,745	$142,811,584
Company match	1,947,678	159,125,293	2,124,878	189,454,122
Fidelity Growth & Income Fund	3,502,905	133,846,000	3,456,066	123,139,637
American Century Ultra Fund	4,526,725	133,538,401	4,502,824	120,000,267
Brandywine Fund	3,965,044	107,769,892	3,809,749	91,548,264
Dodge & Cox Balanced Fund	1,223,327	97,071,020	923,636	67,462,382
Vanguard S&P 500 Fund	651,421	72,118,848	**	**

**Investments did not exceed 5% of the Plan's net assets available for benefits at December 31.

A summary of net appreciation (depreciation) during the year ended December 31, 2004 was:

	Year Ended December 31, 2004
Gannett Co., Inc. common stock	$ (28,347,635)
Mutual funds	59,035,326
	30,687,691
Less: Investment fees	(175,205)
Net appreciation in investments	$ 30,512,486

The following investments represent the Plan's holdings in the Fixed Income Fund, which consists of guaranteed investment contracts, and synthetic investment contracts, at contract value at December 31, 2004 and 2003:

Guaranteed Investment Contracts (GIC)	December 31, 2004	December 31, 2003	Stated Rate	Maturity Date
Hartford Life	-	$2,200,123	6.30%	12/31/04
Protective Life	1,168,285	2,164,502	7.94%	12/29/06
New York Life	3,476,229	3,226,220	7.74%	3/30/07
Hartford Life	1,339,704	1,248,210	7.33%	9/30/07
Sun America Life	1,745,544	1,635,325	6.21%	3/31/05
Prudential Life	8,048,815	-	3.77%	6/30/09
Travelers Life Insurance	7,139,695	-	3.00%	9/30/08
Hartford Life	-	2,643,365	6.16%	6/30/04
Canada Life Assurance	4,327,895	4,044,761	7.00%	9/30/05
Metropolitan Life	2,565,343	3,193,122	7.25%	9/30/06
Ohio National Life	6,038,808	-	4.00%	12/31/09
Allstate Life Insurance Co.	3,503,952	4,670,753	7.17%	6/30/06
Travelers	-	2,081,749	6.15%	3/31/04
Travelers	2,996,546	2,793,982	7.25%	3/31/06
Ohio National Life	2,319,032	2,173,413	6.70%	12/29/06
Metropolitan Life	3,840,044	3,602,969	6.58%	9/30/07
Security Life of Denver	1,614,253	3,059,867	5.51%	6/30/05
GE Life & Annuity	2,401,214	4,046,317	5.97%	3/31/08
John Hancock Life	3,267,552	5,161,516	5.84%	9/30/06
Mutual of America	3,839,768	5,499,868	4.67%	12/31/05
Monumental Life	10,190,189	-	4.61%	3/31/09
John Hancock Life	621,672	621,481	3.33%	3/01/05
Principal Life Insurance	7,105,829	6,709,890	5.90%	6/30/07
Canada Life Assurance	4,022,478	4,022,478	3.41%	10/02/06
Canada Life Assurance	4,027,081	4,027,081	4.12%	10/01/07
GE Capital	2,953,523	4,240,634	4.42%	12/31/07
Principal Life	3,087,800	4,231,143	4.25%	3/31/07
Protective Life	2,816,364	4,023,312	3.49%	9/29/06
Protective Life	4,086,801	4,086,561	3.25%	3/31/06
Prudential	2,881,469	2,737,738	5.25%	9/30/07
Travelers Life Insurance	3,208,450	5,188,675	3.24%	3/31/07
Ohio National Life	2,682,984	5,168,032	3.83%	12/31/07
GE Capital	2,685,555	5,171,491	3.86%	12/31/07
John Hancock	9,411	11,480	2.28%	6/30/05
GE Capital	2,670,083	5,155,596	3.58%	9/30/07
Monumental Life	4,278,243	5,160,800	3.70%	9/30/07
Principal Life	2,672,529	5,157,764	3.63%	9/30/07
Metropolitan Life	5,322,753	5,146,237	3.43%	12/31/07
Monumental Life	2,646,143	5,132,624	3.11%	3/31/07
Security Life Denver	3,043,437	5,131,251	3.16%	6/29/07
Security Life Denver	4,261,124	4,116,598	3.51%	12/31/07
Pacific Life	5,238,344	5,097,155	2.77%	9/30/06
Metropolitan Life	5,245,970	5,097,134	2.92%	3/31/07
Principal Life	2,588,628	2,500,000	3.23%	3/31/08
Total GICs	$147,979,539	$151,381,217		

Guaranteed Investment Contracts – Synthetic	December 31, 2004	December 31, 2003	Stated Rate	Maturity Date
Bank of America				
Wrapper Contract	$ (1,817,455)	$ (1,908,173)	5.49%	3/31/10
Underlying Assets				
Cash & Equivalents, pending transactions	33,280	(149,262)		
Government Bonds	-	5,150,931		
Agency Bonds	-	1,467,313		
Asset Backed Securities	-	1,894,439		
Collaterized Mortgage Obligation	-	282,116		
Commercial Mortgage Backed Securities	-	1,627,414		
Mortgage Pass through	-	7,826,432		
Corporate Bonds	-	7,124,121		
WTC-CIF II Core Bond	26,362,779	-		
Total	26,396,059	25,223,504		
Total Contract Value	$ 24,578,604	$23,315,331		
JP Morgan Chase				
Wrapper Contract	$ (1,242,133)	$ (1,324,869)	4.88%	10/14/12
Underlying Assets				
Cash & cash equivalents	1,186,249	781,896		
Government Bonds	4,740,520	4,322,926		
Agency Bonds	5,798,565	8,744,222		
Asset Backed Securities	340,903	583,174		
Corporate Bond Funds	290,450	296,460		
Mortgage Backed Securities	6,332,185	2,627,606		
Corporate Bonds	5,314,043	6,403,878		
Floating Rate Notes	884,465	117,931		
Total	24,887,380	23,878,093		
Total Contract Value	$ 23,645,247	$ 22,553,224		
UBS				
Wrapper Contract	$ (1,080,689)	$ (1,385,021)	6.30%	11/30/20
Underlying Assets				
Cash & cash equivalents	654,929	423,270		
Government Bonds	4,566,514	5,713,183		
Agency Bonds	8,734,872	10,986,357		
Corporate/Foreign Obligations	5,355,483	6,566,979		
Total	19,311,798	23,689,789		
Total Contract Value	$ 18,231,109	$ 22,304,768		
Total Guaranteed Investment Contracts – Synthetic	$66,454,960	$68,173,323		
Total Insurance Contracts	$214,434,499	$219,554,540		

NOTE 5 - RELATED PARTIES

Gannett Co., Inc. as Plan sponsor is a related party. At December 31, 2004 and 2003, the Plan held an investment of 3,931,374 and 3,726,623 shares of Gannett Co., Inc. common stock, respectively. The fair market value of the common stock at December 31, 2004 and 2003 was $321,193,256 and $332,265,706, respectively.

Gannett Co., Inc. notes in the amount of $5,420, with a coupon rate of 5.5%, a yield of 5.1%, and maturity date of April 1, 2007 were held under the Harrisdirect brokerage account at December 31, 2003. No such investments were held at December 31, 2004.

The Plan's self-directed brokerage window account held investments in a money market fund managed by Hewitt Associates. Hewitt Associates is the Plan's record keeper and therefore is a related party.

The Plan's Dreyfus Cash Management Fund is managed by the Dreyfus Corporation, which is a wholly owned subsidiary of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Trust of New England, N.A. (the Trustee).

Certain Plan investments are shares of a mutual fund managed by Mellon Trust of New England N.A. Mellon Trust of New England N.A. is the trustee and therefore these transactions qualify as party-in-interest transactions. No fees were paid by the Plan to Mellon Trust of New England N.A. for investment management services for the year ended December 31, 2004.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 to the Plan's Form 5500:

Net assets available for benefits per the financial statements	$1,293,449,539
Less: Amounts allocated to participant withdraws	(455,826)
Net assets available for benefits per the Form 5500	$1,292,993,713

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004 to the Plan's Form 5500:

Benefits paid to participants per the financial statements	$78,323,037
Less: Benefits payable to participants at December 31, 2003	(866,757)
Add: Benefits payable to participants at December 31, 2004	455,826
Benefits paid to participants per Form 5500	$77,912,106

Amounts payable to participants are recorded on the Form 5500 for benefits that have been processed and approved for payment prior to December 31, 2004, but not yet paid as of that date.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Shares/Par Value	Description	Cost	Current Value
	Common Stock		
3,931,374	Gannett Co., Inc. Common Stock *	$203,358,618	$321,193,256
	Liquidity Fund		
11,312,084	The Boston Company, Inc. Pooled Employee Funds Daily Liquidity Fund*	$11,312,084	$11,312,084
	Insurance Contracts		
1,168,285	Protective Life 7.94%, due 12/29/06	1,168,285	1,168,285
3,476,229	New York Life 7.74%, due 3/30/07	3,476,229	3,476,229
1,339,704	Hartford Life 7.33%, due 9/30/07	1,339,704	1,339,704
1,745,544	Sun America Life 6.21%, due 3/31/05	1,745,544	1,745,544
4,327,895	Canada Life Assurance 7%, due 9/30/05	4,327,895	4,327,895
2,565,343	Metropolitan Life 7.25%, due 9/30/06	2,565,343	2,565,343
4,022,478	Canada Life Assurance 3.41%, due 10/02/06	4,022,478	4,022,478
4,027,081	Canada Life Assurance 4.12%, due 10/01/07	4,027,081	4,027,081
2,953,523	GE Capital 4.42%, due 12/31/07	2,953,523	2,953,523
3,087,800	Principal Life 4.25%, due 3/31/07	3,087,800	3,087,800
2,816,364	Protective Life 3.49%, due 9/29/06	2,816,364	2,816,364
4,086,801	Protective Life 3.25%, due 3/31/06	4,086,801	4,086,801
2,881,469	Prudential 5.25%, due 9/30/07	2,881,469	2,881,469
3,208,450	Travelers Life Insurance 3.24%, due 3/31/07	3,208,450	3,208,450
3,503,952	Allstate Life Insurance Co. 7.17%, due 6/30/06	3,503,952	3,503,952
7,139,695	Travelers 3.00%, due 9/30/08	7,139,695	7,139,695

* Represents a party-in-interest.

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Shares/Par Value	Description	Cost	Current Value
2,996,546	Travelers 7.25%, due 3/31/06	2,996,546	2,996,546
2,319,032	Ohio National Life 6.70%, due 12/29/06	2,319,032	2,319,032
3,840,044	Metropolitan Life 6.58%, due 9/30/07	3,840,044	3,840,044
1,614,253	Security Life of Denver 5.51%, due 6/30/05	1,614,253	1,614,253
2,401,214	GE Life & Annuity 5.97%, due 3/31/08	2,401,214	2,401,214
3,267,552	John Hancock Life 5.84%, due 9/30/06	3,267,552	3,267,552
3,839,768	Mutual of America 4.67%, due 12/31/05	3,839,768	3,839,768
24,578,604	Bank of America 6.36%, due 3/31/10 **	24,578,604	24,578,604
23,645,247	JP Morgan Chase Var, due 10/14/12 **	23,645,247	23,645,247
18,231,109	UBS 6.96%, due 11/30/20 **	18,231,109	18,231,109
621,672	John Hancock Life 3.33%, due 3/01/05	621,672	621,672
7,105,829	Principal Life Insurance 5.90%, due 6/30/07	7,105,829	7,105,829
2,682,984	Ohio National Life 3.83%, due 12/31/07	2,682,984	2,682,984
2,685,555	GE Capital 3.86%, due 12/31/07	2,685,555	2,685,555
9,411	John Hancock 2.28%, due 6/30/05	9,411	9,411
2,670,083	GE Capital 3.58%, due 9/30/07	2,670,083	2,670,083
4,278,243	Monumental Life 3.70%, due 9/30/07	4,278,243	4,278,243
2,672,529	Principal Life 3.63%, due 9/30/07	2,672,529	2,672,529
5,322,753	Metropolitan Life 3.43%, due 12/31/07	5,322,753	5,322,753
2,646,143	Monumental Life 3.11%, due 3/31/07	2,646,143	2,646,143
3,043,437	Security Life Denver 3.16%, due 6/29/07	3,043,437	3,043,437
4,261,124	Security Life Denver 3.51%, due 12/31/07	4,261,124	4,261,124
5,238,344	Pacific Life 2.77%, due 9/30/06	5,238,344	5,238,344
8,048,815	Prudential Life 3.77%, due 6/30/09	8,048,815	8,048,815

** Detail attached

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Shares/Par Value	Description	Cost	Current Value
5,245,970	Metropolitan Life 2.92%, due 3/31/07	5,245,970	5,245,970
10,190,189	Metropolitan Life 4.61%, due 3/31/09	10,190,189	10,190,189
2,588,628	Principal Life 3.23%, due 3/31/08	2,588,628	2,588,628
6,038,808	Ohio National Life 4.00%, due 12/31/09	6,038,808	6,038,808
	Total Insurance Contracts	$214,434,499	$214,434,499
	Participant Loans		
31,502,895	Participant Loans * Interest rates ranging from 5% to 11.5% with maturities ranging from 1 month to 5 years	$31,502,895	$31,502,895
	Mutual Funds		
4,526,725	American Century Ultra Fund	$131,986,196	$133,538,401
3,965,044	Brandywine Fund	106,153,346	107,769,892
1,223,327	Dodge & Cox Balanced Fund	84,588,036	97,071,020
39,133,617	Dreyfus Cash Management Fund *	39,133,617	39,133,617
3,502,905	Fidelity Growth & Income Fund	130,931,442	133,846,000
5,447,732	Pimco Total Return Fund	58,484,200	58,127,296
1,788,406	American Europacific	49,409,073	63,059,192
651,421	Vanguard S&P 500 Fund	65,915,599	72,118,848
1,915	King Capital Mgmt Equity Fund	0	3,024
	Total Mutual Funds	$666,601,509	$704,667,290
	Self-Directed Brokerage Account	$5,455,661	$5,927,819
	Total Investments	$1,132,665,266	$1,289,037,843

* Represents a party-in-interest.

Schedule I

THE GANNETT CO., INC.
401(k) SAVINGS PLAN
DECEMBER 31, 2004

Synthetic GIC Details

THE GANNETT CO., INC.
401(K) SAVINGS PLAN
DECEMBER 31, 2004

Contract: Bank of America

Security	Shares or Par Value	Unit Cost	Price	Total Cost	Market Value	Pct Group	Annual Income	Yield
Fixed Income Securities								
Pooled Vehicles WTC-CIF II CoreBd S1	2,053,176	13.092	12.840	26,880,189	26,362,779	100.0	0	.00
				26,880,189	26,362,779	100.0		
Total Fixed Income Securities				26,880,189	26,362,779	100.0	0	.00
Cash & Equivalents				33,280	33,280			
Total Investments				26,913,469	26,396,059			

Wrapper Contract (1,817,455)

Total Contract Value 24,578,604

401(K) SAVINGS PLAN
DECEMBER 31, 2004

Contract: JP Morgan Chase

CUSIP	Quantity	Description	Coupon	Maturity	Moody's / S&P	Cost	Total Cost	Price	Mkt. Value	Ann. Inc.	Accr. Int.
		STIF FUNDS									
	1,186,248.72	CASH					1,186,248.72		1,186,248.72	23,844	
	1,186,248.72						1,186,248.72		1,186,248.72	23,844	0
		FLOATERS									
31392RS93	20,278.31	FSPC T-44 A1	2.280	10/25/2032	Aaa/AAA	100.00	20,278.31	100.01	20,280.34	462	8
45660N2J3	217,175.79	INDX 2004-AR8 2A2A	2.581	11/25/2034	Aaa/AAA	100.00	217,175.79	100.11	217,414.68	5,605	93
45660N5H4	178,640.95	INDX 2004-AR12 A1 FRN	2.440	12/25/2034	Aaa/AAA	100.00	178,640.95	100.09	178,801.73	4,359	73
45660NT96	230,352.38	INDX 2004-AR7 A2	2.611	09/25/2034	Aaa/AAA	100.00	230,352.38	100.20	230,813.08	6,014	100
92922FZF8	236,567.09	WAMU 2004-AR12 A2A FRN	2.571	10/25/2044	Aaa/AAA	100.00	236,567.09	100.09	236,780.00	6,081	101
	883,014.52						883,014.52		884,089.83	22,521	375
		US TSY & AGCY									
912810EW4	1,895,000.00	US TREASURY BONDS	6.000	02/15/2026	Aaa/AAA	110.20	2,088,313.61	114.59	2,171,551.56	113,700	42,946
9128277B2	805,000.00	US TREASURY	5.000	08/15/2011	Aaa/AAA	106.63	858,373.44	106.45	856,947.66	40,250	15,203
912828CQ1	1,640,000.00	US TREASURY	2.750	07/31/2006	Aaa/AAA	99.89	1,638,232.04	99.69	1,634,875.00	45,100	18,996
	4,340,000.00						4,584,919.09		4,663,374.22	199,050	77,146
		MTG PASS THRUS									
31287UAV4	28,389.40	FHLMC GOLD C68120	7.500	06/01/2032	Aaa/AAA	104.75	29,737.90	107.13	30,412.14	2,129	177
31371KMJ7	175,959.99	FNMA DWARF 254261	6.500	04/01/2017	Aaa/AAA	105.27	185,225.38	105.94	186,407.61	11,437	953
31371KP88	98,713.42	FNMA 254347	7.000	06/01/2032	Aaa/AAA	104.88	103,533.43	105.91	104,543.68	6,910	576
31377E3D9	248,126.25	FNMA DUS 375296	6.920	08/01/2007	Aaa/AAA	107.16	265,882.81	106.08	263,219.12	17,170	1,431
31377LGQ0	330,899.32	FNMA DUS 380107	6.350	02/01/2008	Aaa/AAA	108.67	359,595.64	106.05	350,933.68	21,012	1,751
31377MRZ6	124,897.61	FNMA DUS 381304	5.850	02/01/2009	Aaa/AAA	100.33	125,307.44	105.88	132,247.19	7,307	609
31377MSN2	92,627.07	FNMA DUS 381325	5.990	02/01/2009	Aaa/AAA	100.48	93,075.75	106.35	98,510.82	5,548	462
31377NTK5	333,245.51	FNMA DUS 382254	7.560	01/01/2013	Aaa/AAA	118.87	396,145.60	116.89	389,543.68	25,193	2,099
31377PTQ7	315,000.00	FNMA DUS 383159	6.250	02/01/2011	Aaa/AAA	116.69	367,565.62	109.33	344,383.93	19,688	1,641
31377RE97	216,762.85	FNMA DUS 384560	5.540	12/01/2008	Aaa/AAA	106.22	230,242.78	105.05	227,705.80	12,009	1,001
31385JJC3	197,544.00	FNMA 545759	6.500	07/01/2032	Aaa/AAA	105.00	207,418.64	104.81	207,050.81	12,840	1,070
31392CT61	265,000.00	FNW 2002-W3 A4	6.500	09/25/2028	Aaa/AAA	106.60	282,483.79	105.25	278,912.50	17,225	1,435
31392DD74	89,477.74	FNW 2002-W7 A5	7.500	02/25/2029	Aaa/AAA	106.94	95,685.26	107.09	95,825.07	6,711	559
31392GVP7	205,174.63	FNGT 2002-T19 A1	6.500	07/01/2042	Aaa/AAA	103.61	212,588.25	104.63	214,663.96	13,336	1,111
31392JAC3	135,565.42	FNW 2003-W2 1A2	7.000	07/25/2042	Aaa/AAA	107.49	145,722.24	105.97	143,656.98	9,490	791
31393AP92	152,090.81	FNW 2003-W4 3A	7.000	10/25/2042	Aaa/AAA	107.35	163,271.86	105.75	160,836.03	10,646	887
31393LFM0	128,998.82	FSPC T-54 3A	7.000	02/25/2043	Aaa/AAA	106.81	137,786.87	105.75	136,416.25	9,030	752
31393U4Q3	166,823.09	FNW 2004-W1 2A2	7.000	12/25/2033	Aaa/AAA	107.47	179,282.69	106.06	176,936.74	11,678	973
31393XGQ4	180,170.89	FNW 2004-W2 2A2	7.000	02/25/2044	Aaa/AAA	108.04	194,652.16	106.06	191,093.75	12,612	1,051
31394A6Y7	285,599.44	FNW 2004-W12 1A1	6.000	07/25/2044	Aaa/AAA	103.55	295,729.30	103.41	295,327.67	17,136	1,428
31402C2D3	127,688.43	FNMA DUS 725372	7.318	12/01/2010	Aaa/AAA	119.88	153,079.26	113.81	145,320.48	9,344	779
36220HK90	27,084.87	GNMA 278520	8.300	01/15/2020	Aaa/AAA	105.25	28,506.84	108.94	29,505.58	2,248	187
36225CK21	145,505.05	G2 80312	3.500	08/20/2029	Aaa/AAA	103.13	150,052.09	101.13	147,141.98	5,093	424
61748HEF4	272,766.47	MSM 2004-8AR 3PT5	5.468	10/25/2034	Aaa/AAA	102.48	279,522.83	101.94	278,067.20	14,914	1,243
61748HFE6	218,824.98	MSM 2004-10AR 2A2	5.147	11/25/2034	Aaa/AAA	101.89	222,962.14	101.40	221,888.47	11,263	939
939336R47	181,090.16	WAMMS 2004-RA2 1A	6.500	09/25/2016	Aaa/AAA	103.77	187,909.34	103.93	188,212.90	11,771	981
TBA035004	245,000.00	FNMA TBA (UBS-JAN)	5.000	01/01/2035	Aaa/AAA	98.75	241,937.50	99.25	243,162.50	12,250	1,021
TBA334504	490,000.00	FNMA DWARF TBA (NOM-JAN)	4.500	01/01/2020	Aaa/AAA	99.88	489,387.50	99.69	488,468.75	22,050	1,838

THE GANNETT CO., INC.
401(K) SAVINGS PLAN
DECEMBER 31, 2004

Contract: JP Morgan Chase

CUSIP	Quantity	Description	Coupon	Maturity	Moody's / S&P	Cost	Total Cost	Price	Mkt. Value	Ann. Inc.	Accr. Int.
	5,479,026.22						5,824,290.91		5,770,395.20	338,040	28,170
		MTG CMOS									
07383FF78	245,000.00	BSCMS 2004-PWR4 A3	5.468	06/11/2041	Aaa/AAA	105.58	258,675.98	104.95	257,130.62	13,397	1,116
07383FFN3	197,783.49	BSCMS 2001-TOP2 A1	6.080	02/15/2035	Aaa/AAA	104.95	207,579.96	104.84	207,356.51	12,025	1,002
22541SHT8	170,000.00	CSFB 2004-C2 A2	5.416	05/15/2036	Aaa/AAA	105.48	179,310.16	104.55	177,737.78	9,207	767
313921TM0	240,000.00	FNR 2001-51 QN	6.000	10/25/2016	Aaa/AAA	107.13	257,100.00	104.93	251,841.49	14,400	1,200
31392BTF3	220,000.00	FNR 2002-5 PJ	6.000	10/25/2021	Aaa/AAA	104.45	229,796.87	105.03	231,067.74	13,200	1,100
31392JAN9	225,000.00	FNW 2003-W2 2A7	5.500	07/25/2042	Aaa/AAA	104.75	235,687.50	101.47	228,304.69	12,375	1,031
31393XUH8	235,000.00	FNR 2004-26 PC	4.500	02/25/2029	Aaa/AAA	95.75	225,012.50	99.30	233,351.30	10,575	881
31394ACF1	205,000.00	FNW 2004-W9 1A2	5.950	09/25/2043	Aaa/AAA	102.86	210,861.72	104.03	213,264.06	12,198	1,016
31394ALE4	235,000.00	FNW 2004-W8 1A3	5.303	06/25/2044	Aaa/AAA	101.31	238,075.20	102.16	240,067.19	12,462	1,039
31394NMV7	235,000.00	FHR 2727 PD	4.500	06/15/2029	Aaa/AAA	98.31	231,034.38	99.32	233,404.56	10,575	881
31394RBT5	240,000.00	FHR 2750 DB	4.500	05/15/2015	Aaa/AAA	104.00	249,600.00	101.46	243,499.31	10,800	900
31394TX75	280,000.00	FHR 2764 UD	5.000	01/15/2029	Aaa/AAA	97.19	272,125.00	100.96	282,689.41	14,000	1,167
31394WDA3	130,000.00	FHR 2773 EB	4.500	08/15/2013	Aaa/AAA	102.02	132,620.31	101.62	132,101.91	5,850	488
31394XQ82	230,000.00	FHR 2780 LD	5.000	03/15/2029	Aaa/AAA	99.56	228,993.75	100.91	232,096.87	11,500	958
31395CYK1	240,000.00	FHR 2827 TC	5.000	10/15/2017	Aaa/AAA	101.00	242,400.00	101.92	244,606.29	12,000	1,000
31395GWC2	240,000.00	FHR 2873 PC	5.500	04/15/2027	Aaa/AAA	102.95	247,087.50	103.24	247,765.86	13,200	1,100
31395HTR1	240,000.00	FHR 2894 QB	5.500	02/15/2028	Aaa/AAA	103.20	247,687.50	103.24	247,767.83	13,200	1,100
36228CPR8	221,742.03	GSMS 2003-C1 A1	2.904	01/10/2040	Aaa/AAA	99.04	219,621.07	98.51	218,431.05	6,439	537
38374F6H2	240,000.00	GNR 2004-30 PC	5.000	11/20/2030	Aaa/AAA	99.51	238,818.75	100.78	241,875.20	12,000	1,000
52108HAS3	174,541.55	LBUBS 2000-C3 A1	7.950	07/15/2009	Aaa/AAA	112.20	195,827.42	106.68	186,208.99	13,876	771
52108HPN8	260,000.00	LBUBS 2003-C1 A4	4.394	03/15/2032	Aaa/AAA	98.28	255,528.91	98.40	255,841.73	11,424	635
576433UE4	243,350.28	MARM 2004-13 2A1	3.818	12/21/2034	Aaa/AAA	99.41	241,914.89	99.09	241,133.78	9,290	774
576434SF2	182,602.15	MALT 2004-6 3A1	4.750	07/25/2019	Aaa/AAA	98.13	179,178.37	100.03	182,647.97	8,674	723
61745MGJ6	220,000.00	MSCI 98 XL1 A3	6.480	06/03/2030	Aaa/AAA	105.76	232,678.91	106.76	234,863.10	14,256	1,188
61746WH29	230,000.00	MSC 2003-T11 A4	5.150	06/13/2041	Aaa/AAA	103.73	238,589.06	103.20	237,357.95	11,845	987
86359BWN7	240,000.00	SARM 2004-8 5A3	4.742	07/25/2034	Aaa/AAA	100.64	241,537.50	100.32	240,774.63	11,380	948
94979LAF0	130,000.00	WFMBS 2004-N A6 A	4.000	08/25/2034	Aaa/AAA	97.50	126,750.00	99.15	128,896.67	5,200	433
94981WAL9	240,000.00	WFMBS 2004-S A7	3.542	09/25/2034	Aaa/AAA	95.63	229,500.00	97.77	234,648.89	8,501	708
	6,190,019.50						6,283,583.21		6,306,733.37	313,849	25,451
		ASSET BACKED									
760985JL6	185,000.00	RAMP 2002-RS2 A5	6.030	03/01/2032	Aaa/AAA	103.15	190,818.83	102.46	189,551.00	11,156	930
921796MD7	150,000.00	VMF 2002-B A3	4.700	10/07/2018	Aaa/AAA	99.99	149,988.53	99.89	149,835.00	7,050	588
	335,000.00						340,807.36		339,386.00	18,206	1,517
		CORPORATES									
00184AAC9	100,000.00	AOL TIME WARNER INC	7.625	04/15/2031	Baa1/BBB+	112.59	112,593.00	120.96	120,960.88	7,625	1,610
00209AAG1	75,000.00	AT&T WIRELESS SERVICES	8.125	05/01/2012	Baa2/A	99.09	74,314.50	120.74	90,554.89	6,094	1,016
013716AU9	125,000.00	ALCAN INC	6.125	12/15/2033	Baa1/A-	101.93	127,406.25	105.62	132,023.62	7,656	340
013817AD3	35,000.00	ALCOA INC	6.500	06/01/2011	A2/A-	103.53	36,234.80	111.70	39,093.35	2,275	190
018548AA5	155,000.00	ALLIANCE CAPITAL MGMT	5.625	08/15/2006	A2/A+	100.21	155,320.25	103.33	160,159.07	8,719	3,294
02635PRD7	225,000.00	AMERICAN GENERAL FINANCE	5.910	06/12/2006	A1/A+	106.05	238,617.00	103.61	233,117.65	13,298	2,918
053469AD4	30,000.00	AVALON PROPERTIES	6.625	01/15/2005	Baa1/BBB+	94.51	28,352.70	100.09	30,026.70	1,988	916
05564EBA3	100,000.00	BRE PROPERTIES	7.125	02/15/2013	Baa2/BBB	102.18	102,176.00	114.39	114,392.80	7,125	2,692

THE GANNETT CO., INC.
401(K) SAVINGS PLAN
DECEMBER 31, 2004

Contract: JP Morgan Chase

CUSIP	Quantity	Description	Coupon	Maturity	Moody's / S&P	Cost	Total Cost	Price	Mkt. Value	Ann. Inc.	Accr. Int.
064057BE1	200,000.00	BANK OF NEW YORK	3.750	02/15/2008	Aa3/A+	99.31	198,620.00	100.06	200,127.96	7,500	2,833
079867AW7	75,000.00	BELLSOUTH	6.375	06/01/2028	A2/A	92.68	69,510.00	106.05	79,533.88	4,781	398
084664AC5	65,000.00	BERKSHIRE HATHAWAY INC	3.375	10/15/2008	Aaa/AAA	101.43	65,928.85	98.28	63,881.10	2,194	463
097023AS4	125,000.00	BOEING CO	6.625	02/15/2038	A3/A	94.74	118,422.00	114.11	142,634.36	8,281	3,128
12189TAU8	200,000.00	BURLINGTON NORTH SANTA FE	5.900	07/01/2012	Baa2/BBB+	109.95	219,900.00	107.97	215,945.48	11,800	5,900
144141CS5	100,000.00	CAROLINA POWER AND LIGHT	6.500	07/15/2012	Baa1/BBB	99.96	99,960.00	110.78	110,779.07	6,500	2,997
14912L2F7	240,000.00	CATERPILLAR FINANCIAL	3.700	08/15/2008	A2/A	100.00	240,000.00	99.51	238,814.79	8,880	3,133
233835AT4	100,000.00	DAIMLERCHRYSLER NA HLDG	7.300	01/15/2012	A3/BBB	100.71	100,709.00	113.69	113,689.72	7,300	3,366
239753DM5	100,000.00	DAYTON HUDSON CO (TARGET)	5.875	11/01/2008	A2/A+	97.60	97,603.00	106.91	106,914.74	5,875	979
251799AA0	65,000.00	DEVON ENERGY CORP	7.950	04/15/2032	Baa2/BBB	120.45	78,289.45	127.54	82,899.02	5,168	1,091
268766BF8	90,000.00	EQUITY OFFICE PROPERTIES	6.800	01/15/2009	Baa2/BBB+	99.55	89,598.60	109.59	98,632.14	6,120	2,822
31331FAX9	21,406.23	FEDERAL EXPRESS 98-1A	6.720	01/15/2022	A1/A+	103.12	22,073.45	111.44	23,855.96	1,438	663
345370BZ2	205,000.00	FORD MOTOR COMPANY	6.375	02/01/2029	Baa1/BBB-	81.60	167,272.75	89.94	184,378.72	13,069	5,445
36962GWB6	185,000.00	GENERAL ELEC CAP CORP	6.125	02/22/2011	Aaa/AAA	110.86	205,091.00	109.41	202,399.48	11,331	4,060
370425RX0	155,000.00	GENERAL MOTORS ACCEPT CORP	6.875	09/15/2011	Baa1/BBB-	100.56	155,871.25	102.30	158,558.02	10,656	3,108
370442BB0	50,000.00	GENERAL MOTORS	7.200	01/15/2011	Baa2/BBB-	99.51	49,757.00	102.45	51,224.17	3,600	1,660
381317AP1	175,000.00	GOLDEN WEST FINANCIAL	4.125	08/15/2007	A1/A+	99.65	174,394.50	101.17	177,042.46	7,219	2,727
38143UAA9	175,000.00	GOLDMAN SACHS GROUP	3.875	01/15/2009	Aa3/A+	99.78	174,606.25	99.77	174,597.76	6,781	3,127
441812FY5	150,000.00	HOUSEHOLD FINANCIAL CORP	6.400	06/17/2008	A1/A	100.33	150,489.50	107.89	161,836.05	9,600	373
45974VYY8	100,000.00	INTERNATIONAL LEASE FINANCE CORP	4.000	01/17/2006	A1/AA-	100.76	100,758.00	100.85	100,850.38	4,000	844
494550AJ5	150,000.00	KINDER MORGAN ENER PART	7.400	03/15/2031	Baa1/BBB+	111.40	167,100.00	116.52	174,775.25	11,100	3,238
577778BE2	100,000.00	MAY DEPT STORES	7.450	09/15/2011	Baa2/BBB	106.02	106,020.00	113.94	113,935.58	7,450	2,173
59018YUH2	170,000.00	MERRILL LYNCH & CO	4.125	09/10/2009	Aa3/A+	99.67	169,430.50	99.94	169,905.71	7,013	2,162
617446HW2	100,000.00	MORGAN STANLEY	3.625	04/01/2008	Aa3/A+	99.86	99,864.00	99.49	99,494.25	3,625	906
635405AM5	130,000.00	NATIONAL CITY CORP	6.875	05/15/2019	A2/A-	111.46	144,900.55	114.95	149,428.78	8,938	1,117
693476AL7	95,000.00	PNC FUNDING CORP	6.125	02/15/2009	A3/BBB+	92.04	87,437.95	107.44	102,067.84	5,819	2,198
78387GAH6	175,000.00	SBC COMMUNICATIONS INC	5.875	02/01/2012	A2/A	99.05	173,334.00	107.76	188,574.38	10,281	4,284
852060AD4	150,000.00	SPRINT CAPITAL CORP	6.875	11/15/2028	Baa3/BBB-	80.27	120,403.75	109.33	163,998.13	10,313	1,289
905530AR2	100,000.00	UNION CAMP	6.500	11/15/2007	Baa2/BBB	109.60	109,603.00	107.04	107,035.68	6,500	813
92344UAA3	200,000.00	VERIZON NEW JERSEY INC	5.875	01/17/2012	Aa3/A+	97.45	194,890.00	106.18	212,358.59	11,750	5,353
949740BZ6	130,000.00	WELLS FARGO COMPANY	6.875	04/01/2006	Aa2/A+	105.79	137,520.50	104.37	135,682.78	8,938	2,234
	4,921,406.23						4,964,373.35		5,226,181.17	288,597	87,862
		BOND FUNDS									
092475102	13,000.00	BLACKROCK INCOME OPPTY TRUST	0.750			9.64	125,267.40	10.85	141,050.00	9,750	
552939100	22,500.00	MFS GOVT MARKETS INCOME TR	0.440			6.29	141,511.65	6.64	149,400.00	9,900	
	35,500.00						266,779.05		290,450.00	19,650	0
	23,370,216.19						24,344,026.21		24,666,858.59	1,225,756	220,521

Market Value:	24,666,858.59
Accrued Income:	220,521.48
Total Market Value:	24,887,380.07

Wrapper Contract (1,242,133)
Total Contract Value 23,645,247

THE GANNETT CO., INC.
401(K) SAVINGS PLAN
DECEMBER 31, 2004

Contract: UBS

Asset Name	Current Alloc	Quantity	Current Price	Date Priced	Current Value	Total Cost	Unrealized Gain/Loss
ONE GROUP INSTL PRIME MNY MKT FD	3.51%	654,928.85	100.00%	31-Dec-04	$654,928.85	$654,928.85	$0.00
AIG SUNAMERICA GLOBA 5.100% 1/17/07	0.25%	45,000.00	103.11%	31-Dec-04	$46,399.05	$46,851.30	($452.25)
ALBERTSONS INC 6.950% 8/01/09	0.19%	35,000.00	110.54%	31-Dec-04	$38,687.25	$35,757.75	$2,929.50
ALCOA INC 4.250% 8/15/07	0.16%	30,000.00	101.71%	31-Dec-04	$30,514.20	$29,901.00	$613.20
AMERICAN EXPRESS CR 3.000% 5/16/08	0.35%	65,000.00	97.66%	31-Dec-04	$63,479.00	$64,877.15	($1,398.15)
AOL TIME WARNER INC 6.750% 4/15/11	0.14%	25,000.00	112.49%	31-Dec-04	$28,121.50	$26,450.50	$1,671.00
ASSOCIATES CORP N A 6.150% 8/01/09	0.59%	100,000.00	116.78%	31-Dec-04	$116,784.00	$110,106.00	$6,678.00
AT & T BROADBAND COR 8.375% 3/15/13	0.16%	25,000.00	123.31%	31-Dec-04	$30,827.50	$29,381.75	$1,445.75
AT & T WIRELESS SVCS 7.875% 3/01/11	0.19%	35,000.00	117.86%	31-Dec-04	$41,251.70	$35,633.25	$5,618.45
BANK AMER CORP 7.800% 2/15/10	0.47%	80,000.00	116.29%	31-Dec-04	$93,032.00	$88,092.80	$4,939.20
BEAR STEARNS COS INC 4.500% 10/28/10	0.21%	40,000.00	100.86%	31-Dec-04	$40,342.80	$39,959.60	$383.20
BELLSOUTH CORP 6.000% 10/15/11	0.19%	35,000.00	108.99%	31-Dec-04	$38,147.90	$35,229.95	$2,917.95
BP CDA FIN CO 3.625% 1/15/09	0.16%	30,000.00	99.33%	31-Dec-04	$29,797.50	$29,837.10	($39.60)
BRITISH TELECOMMUNIC 8.375% 12/15/10	0.23%	35,000.00	120.09%	31-Dec-04	$42,030.10	$42,157.80	($127.70)
CAPITAL ONE 02-B-A4A 3.320% 4/15/09	0.62%	115,000.00	100.09%	31-Dec-04	$115,102.35	$114,993.30	$109.05
CAROLINA PWR & LT CO 5.125% 9/15/13	0.35%	65,000.00	102.30%	31-Dec-04	$66,496.30	$64,418.25	$2,078.05
CHEVRONTEXACO CAP 3.500% 9/17/07	0.21%	40,000.00	100.44%	31-Dec-04	$40,177.60	$39,821.20	$356.40
CIT GROUP HLDGS INC 6.625% 6/15/05	0.14%	25,000.00	101.70%	31-Dec-04	$25,425.50	$25,233.50	$192.00
CIT GROUP INC 5.500% 11/30/07	0.11%	20,000.00	104.68%	31-Dec-04	$20,936.40	$19,948.40	$988.00
CNH EQUIP 03-B-A4B 3.380% 2/15/11	0.27%	50,000.00	99.53%	31-Dec-04	$49,766.00	$49,999.87	($233.87)
COCA COLA ENTERPRISE 4.375% 9/15/09	0.21%	40,000.00	101.50%	31-Dec-04	$40,599.60	$39,428.40	$1,171.20
COMERICA BANK 7.650% 8/15/10	0.26%	45,000.00	102.67%	31-Dec-04	$46,199.25	$48,156.75	($1,957.50)
CONSTELLATION ENERGY 7.000% 4/01/12	0.19%	35,000.00	113.99%	31-Dec-04	$39,894.75	$35,581.00	$4,313.75
CONTINENTAL 92-2-A2 7.056% 3/15/11	0.09%	20,000.00	102.74%	31-Dec-04	$20,548.60	$17,600.00	$2,948.60
CONTINENTAL 99-2-A1 7.256% 9/15/21	0.05%	11,370.89	102.33%	31-Dec-04	$11,635.83	$9,608.40	$2,027.43
COUNTRYWIDE HOME MTN 5.500% 2/01/07	0.26%	45,000.00	103.66%	31-Dec-04	$46,647.45	$47,803.95	($1,156.50)
COX COMMUNICATIONS 6.875% 6/15/05	0.16%	30,000.00	101.61%	31-Dec-04	$30,481.50	$30,211.80	$269.70
CREDIT SUISSE FIRST 6.125% 11/15/11	0.34%	65,000.00	109.05%	31-Dec-04	$70,881.20	$62,446.80	$8,434.40
DAIMLER CHRYSLER NA 7.300% 1/15/12	0.34%	60,000.00	113.53%	31-Dec-04	$68,115.00	$63,189.00	$4,926.00
DEERE JOHN CAP MTN 4.125% 7/15/05	0.35%	65,000.00	100.68%	31-Dec-04	$65,441.35	$64,963.60	$477.75
DELTA AIR 02-1-G2 6.417% 7/02/12	0.21%	40,000.00	104.39%	31-Dec-04	$41,756.80	$40,000.00	$1,756.80
DIAGEO PLC 3.500% 11/19/07	0.13%	25,000.00	99.67%	31-Dec-04	$24,916.75	$24,947.75	($31.00)
DOMINION RES INC VA 6.250% 6/30/12	0.22%	40,000.00	109.18%	31-Dec-04	$43,671.60	$40,664.60	$3,007.00
DOW CHEM CO 6.125% 2/01/11	0.14%	25,000.00	109.53%	31-Dec-04	$27,382.75	$26,111.25	$1,271.50
DTE ENERGY CO 6.650% 4/15/09	0.19%	35,000.00	109.26%	31-Dec-04	$38,241.00	$34,950.30	$3,290.70
DUKE ENERGY CORP 5.625% 11/30/12	0.19%	35,000.00	105.19%	31-Dec-04	$36,815.10	$34,888.00	$1,927.10
EMERSON ELEC CO 4.500% 5/01/13	0.13%	25,000.00	99.11%	31-Dec-04	$24,776.25	$24,908.25	($132.00)
EOP OPER LP 6.750% 2/15/12	0.13%	25,000.00	111.32%	31-Dec-04	$27,829.75	$24,489.75	$3,340.00
EXELON GENERATION CO 6.950% 6/15/11	0.14%	25,000.00	112.87%	31-Dec-04	$28,218.25	$26,925.50	$1,292.75
FHLMC 5.750% 4/15/08	2.19%	385,000.00	106.78%	31-Dec-04	$411,106.85	$407,949.46	$3,157.39
FHLMC MULTI 1246-J 7.500% 5/15/07	0.24%	42,626.34	100.98%	31-Dec-04	$43,044.93	$45,357.08	($2,312.15)
FHLMC MULTI 1254-N 8.000% 4/15/22	0.48%	84,263.49	100.96%	31-Dec-04	$85,069.89	$90,063.19	($4,993.30)
FHLMC MULTI 1492-ZA 8.000% 3/15/23	1.12%	191,400.59	108.30%	31-Dec-04	$207,294.49	$207,815.50	($521.01)
FHLMC MULTI 1538-J 6.500% 6/15/08	1.15%	200,000.00	104.21%	31-Dec-04	$208,428.00	$213,812.50	($5,384.50)
FHLMC MULTI 1807-A 6.000% 11/15/08	0.36%	63,417.57	102.60%	31-Dec-04	$65,065.79	$66,358.05	($1,292.26)

THE GANNETT CO., INC.
401(K) SAVINGS PLAN
DECEMBER 31, 2004

Contract: UBS

Asset Name	Current Alloc	Quantity	Current Price	Date Priced	Current Value	Total Cost	Unrealized Gain/Loss
FHLMC MULTI 2055-OE 6.500% 5/15/13	1.05%	187,806.73	104.36%	31-Dec-04	$195,993.23	$195,465.73	$527.50
FHLMC MULTI 2102-TU 6.000% 12/15/13	1.04%	190,111.48	104.08%	31-Dec-04	$197,873.73	$193,141.38	$4,732.35
FHLMC MULTI 2115-PE 6.000% 1/15/14	1.18%	219,635.48	104.07%	31-Dec-04	$228,572.45	$219,257.97	$9,314.48
FHLMC MULTI 2317-VG 6.500% 4/15/31	0.54%	97,025.98	101.68%	31-Dec-04	$98,654.08	$101,483.10	($2,829.02)
FHLMC MULTI 2344-QG 6.000% 8/15/16	0.97%	174,941.54	104.12%	31-Dec-04	$182,140.38	$181,556.51	$583.87
FHLMC MULTI 2419-VG 6.500% 12/15/12	0.96%	173,267.20	101.86%	31-Dec-04	$176,493.44	$179,764.71	($3,271.27)
FHLMC MULTI 2423-MC 7.000% 3/15/32	1.12%	200,000.00	105.25%	31-Dec-04	$210,496.00	$208,000.00	$2,496.00
FHLMC MULTI 2430-WF 6.500% 3/15/32	1.15%	200,000.00	105.97%	31-Dec-04	$211,934.00	$213,500.00	($1,566.00)
FHLMC MULTI 2435-VH 6.000% 7/15/19	0.58%	100,000.00	104.49%	31-Dec-04	$104,487.00	$108,375.00	($3,888.00)
FHLMC MULTI 2457-PE 6.500% 6/15/32	0.93%	160,000.00	103.22%	31-Dec-04	$165,152.00	$172,600.00	($7,448.00)
FHLMC MULTI 2458-OD 6.000% 4/15/16	1.12%	199,672.59	102.03%	31-Dec-04	$203,719.95	$208,657.85	($4,937.90)
FHLMC MULTI 2543-YX 6.000% 12/15/32	0.91%	160,000.00	103.88%	31-Dec-04	$166,206.40	$169,400.00	($3,193.60)
FHLMC MULTI 2617-GR 4.500% 5/15/18	0.71%	140,000.00	97.25%	31-Dec-04	$136,150.00	$131,468.75	$4,681.25
FHLMC MULTI 2643-KG 4.000% 5/15/18	0.86%	155,749.61	100.38%	31-Dec-04	$156,343.02	$160,032.73	($3,689.71)
FHLMC MULTI 2686-GB 5.000% 5/15/20	0.59%	110,000.00	102.02%	31-Dec-04	$112,219.80	$110,825.00	$1,394.80
FHLMC MULTI 2756-NA 5.000% 2/15/24	0.63%	122,045.28	101.30%	31-Dec-04	$123,635.53	$117,811.84	$5,823.69
FHLMC MULTI T-54-2A 6.500% 2/25/43	0.56%	98,965.81	104.88%	31-Dec-04	$103,793.36	$104,826.46	($1,033.10)
FHLMC POOL #1B0129F 6.074% 9/01/31	0.85%	150,817.95	102.42%	31-Dec-04	$154,469.25	$157,561.25	($3,092.00)
FHLMC POOL #E01424F 4.000% 8/01/18	1.56%	308,196.12	97.96%	31-Dec-04	$301,899.67	$291,389.79	$10,509.88
FHLMC POOL #E01647F 4.000% 5/01/19	0.59%	115,213.78	97.84%	31-Dec-04	$112,720.55	$110,533.22	$2,187.33
FHLMC POOL #G30234F 6.500% 11/01/22	0.82%	145,795.36	105.60%	31-Dec-04	$153,959.90	$152,356.15	$1,603.75
FLEET CR CARD 01-B-A 5.600% 12/15/08	1.34%	250,000.00	103.18%	31-Dec-04	$257,952.50	$249,804.52	$8,147.98
FNMA 6.250% 2/01/11	0.95%	165,000.00	109.63%	31-Dec-04	$180,881.25	$176,627.34	$4,253.91
FNMA POOL #254774A 5.500% 5/01/13	0.98%	173,479.22	104.33%	31-Dec-04	$180,997.81	$182,153.17	($1,155.36)
FNMA POOL #408002A 7.000% 4/01/20	0.30%	53,985.38	106.41%	31-Dec-04	$57,448.00	$56,380.96	$1,067.04
FNMA POOL #535460A 8.000% 9/01/15	0.68%	116,028.38	106.36%	31-Dec-04	$123,407.78	$125,854.53	($2,446.75)
FNMA POOL #734741A 4.000% 10/01/18	0.23%	44,873.46	97.81%	31-Dec-04	$43,888.94	$43,148.64	$740.30
FNMA REMIC 00-T6-A1 7.500% 6/25/30	2.39%	439,203.03	107.47%	31-Dec-04	$472,007.10	$445,128.25	$26,878.85
FNMA REMIC 01-T7-A1 7.500% 2/25/41	1.71%	308,052.54	107.06%	31-Dec-04	$329,797.97	$318,304.93	$11,493.04
FNMA REMIC 02-18-PC 5.500% 4/25/17	1.57%	300,000.00	104.76%	31-Dec-04	$314,277.00	$293,203.13	$21,073.87
FNMA REMIC 02-19-PE 6.000% 4/25/17	0.80%	140,000.00	105.10%	31-Dec-04	$147,145.60	$148,400.00	($1,254.40)
FNMA REMIC 02-1-HC 6.500% 2/25/22	0.82%	144,092.41	104.56%	31-Dec-04	$150,667.35	$152,107.56	($1,440.21)
FNMA REMIC 02-24-AJ 6.000% 4/25/17	1.16%	200,000.00	105.06%	31-Dec-04	$210,120.00	$215,750.00	($5,630.00)
FNMA REMIC 02-3-OG 6.000% 2/25/17	0.80%	150,000.00	105.38%	31-Dec-04	$158,067.00	$149,437.50	$8,629.50
FNMA REMIC 02-61-PE 5.500% 5/25/16	1.38%	250,000.00	102.82%	31-Dec-04	$257,060.00	$256,328.13	$731.87
FNMA REMIC 03-81-LC 4.500% 9/25/18	0.71%	140,000.00	97.59%	31-Dec-04	$136,619.00	$132,650.00	$3,969.00
FNMA REMIC 03-83-PGS 5.000% 6/25/23	0.89%	170,000.00	100.16%	31-Dec-04	$170,270.30	$164,953.13	$5,317.17
FNMA REMIC 04-42-BY 4.500% 6/25/19	0.69%	135,000.00	95.92%	31-Dec-04	$129,489.30	$128,967.19	$522.11
FNMA REMIC 04-76-CL 4.000% 10/25/19	0.63%	125,000.00	93.21%	31-Dec-04	$116,517.50	$116,796.88	($279.38)
FNMA REMIC 93-008-H 7.00% 1/25/08	0.27%	46,909.84	103.18%	31-Dec-04	$48,402.04	$49,695.11	($1,293.07)
FNMA REMIC 95-2-Z 8.500% 1/25/25	0.36%	62,690.52	108.42%	31-Dec-04	$67,966.55	$67,603.75	$362.80
FNMA REMIC 99-17-C 6.350% 4/25/29	0.46%	85,469.68	105.37%	31-Dec-04	$90,059.40	$85,816.90	$4,242.50
FORD MTR CR CO 7.875% 6/15/10	0.19%	35,000.00	110.18%	31-Dec-04	$38,561.60	$34,785.80	$3,775.80
FORD MTR CR CORP 7.375% 10/28/09	0.67%	125,000.00	107.87%	31-Dec-04	$134,833.75	$124,783.25	$10,050.50
FPL GROUP CAP INC 3.250% 4/11/06	0.27%	50,000.00	100.05%	31-Dec-04	$50,026.50	$49,959.00	$67.50

THE GANNETT CO., INC.
401(K) SAVINGS PLAN
DECEMBER 31, 2004

Contract: UBS

Asset Name	Current Alloc	Quantity	Current Price	Date Priced	Current Value	Total Cost	Unrealized Gain/Loss
GE CAP CORP MTN 3.500% 5/01/08	0.24%	45,000.00	99.26%	31-Dec-04	$44,664.75	$44,955.00	($290.25)
GE CAP CORP MTN 6.125% 2/22/11	0.26%	45,000.00	109.54%	31-Dec-04	$49,292.55	$48,350.25	$942.30
GE CAP CORP MTN 6.750% 3/15/32	0.16%	30,000.00	117.05%	31-Dec-04	$35,113.50	$29,539.30	$5,574.20
GENERAL MTRS ACCEP 7.250% 3/02/11	0.68%	125,000.00	104.70%	31-Dec-04	$130,870.00	$126,834.50	$4,035.50
GEORGIA PWR CO 5.125% 11/15/12	0.13%	25,000.00	103.18%	31-Dec-04	$25,794.50	$24,924.75	$869.75
GNMA REMIC 00-26-Z 7.750% 9/20/30	0.28%	49,854.46	104.17%	31-Dec-04	$51,932.89	$52,818.23	($885.34)
GNMA REMIC 01-60-VP 6.500% 7/20/17	1.22%	219,089.58	103.94%	31-Dec-04	$227,721.71	$226,826.18	$895.53
GNMA REMIC 02-45-QE 6.500% 6/20/32	0.95%	160,000.00	105.72%	31-Dec-04	$169,152.00	$176,400.00	($7,248.00)
GNMA REMIC 97-7-ZA 9.000% 5/16/27	0.21%	36,089.76	108.25%	31-Dec-04	$39,065.36	$39,303.99	($238.63)
GNMA REMIC 99-44-ZG 8.000% 12/20/29	0.34%	58,647.46	106.80%	31-Dec-04	$62,633.14	$62,811.22	($178.08)
GOLDMAN SACHS GROUP 7.350% 10/01/09	0.25%	45,000.00	113.75%	31-Dec-04	$51,187.05	$47,279.70	$3,907.35
HANSON AUSTRALIA FDG 5.250% 3/15/13	0.13%	25,000.00	101.88%	31-Dec-04	$25,469.50	$24,860.00	$609.50
HARTFORD FINL SVCS 4.700% 9/01/07	0.13%	25,000.00	101.99%	31-Dec-04	$25,498.25	$24,958.00	$540.25
HEWLETT PACKARD MTN 3.375% 12/15/05	0.19%	35,000.00	99.92%	31-Dec-04	$34,970.95	$34,916.00	$54.95
HOUSEHOLD 02-1-A4 4.390% 5/17/09	0.94%	175,000.00	101.25%	31-Dec-04	$177,180.50	$174,962.20	$2,218.30
HOUSEHOLD FIN CORP 4.625% 1/15/08	0.27%	50,000.00	102.39%	31-Dec-04	$51,196.50	$49,748.50	$1,448.00
HSBC FIN CORP 6.750% 5/15/11	0.34%	65,000.00	112.22%	31-Dec-04	$72,944.30	$63,346.40	$9,597.90
IBM MTN 5.390% 1/22/09	0.19%	35,000.00	104.67%	31-Dec-04	$36,635.55	$35,396.20	$1,239.35
INTERNATIONAL PAPER 5.850% 10/30/12	0.21%	40,000.00	106.55%	31-Dec-04	$42,620.80	$39,937.20	$2,683.60
INTL LEASE FINANCE 6.375% 3/15/09	0.16%	30,000.00	108.30%	31-Dec-04	$32,490.00	$29,691.30	$2,798.70
KENTUCKY PWR CO 5.500% 7/01/07	0.16%	30,000.00	103.78%	31-Dec-04	$31,135.20	$29,945.40	$1,189.80
KERR MCGEE CORP 5.375% 4/15/05	0.19%	35,000.00	100.64%	31-Dec-04	$35,225.05	$34,997.90	$227.15
LEGGETT & PLATT INC 4.700% 4/01/13	0.19%	35,000.00	100.33%	31-Dec-04	$35,116.20	$34,913.55	$202.65
LEHMAN BROS MTN 6.625% 1/18/12	0.26%	50,000.00	111.82%	31-Dec-04	$55,909.50	$49,376.50	$6,533.00
MASTR 04-13-2A1 3.8176% 12/21/34	0.34%	64,562.32	99.79%	31-Dec-04	$64,428.68	$64,189.07	$239.61
MBNA MASTER 02-C1-C1 6.800% 7/15/14	0.13%	25,000.00	111.01%	31-Dec-04	$27,753.00	$24,924.50	$2,828.50
MERRILL LYNCH MTN 3.700% 4/21/08	0.21%	40,000.00	99.73%	31-Dec-04	$39,891.60	$39,958.40	($66.80)
MGIC INVT CORP 6.000% 3/15/07	0.20%	35,000.00	105.02%	31-Dec-04	$36,755.60	$36,688.75	$66.85
ML TR 47-Z 8.985% 10/20/20	0.40%	68,345.22	104.81%	31-Dec-04	$71,633.31	$74,603.08	($2,969.77)
MONSANTO CO NEW 7.375% 8/15/12	0.13%	25,000.00	116.93%	31-Dec-04	$29,232.00	$24,787.25	$4,444.75
MORGAN STANLEY DEAN 6.600% 4/01/12	0.45%	85,000.00	111.53%	31-Dec-04	$94,802.20	$84,558.85	$10,243.35
NATIONAL CITY BK MTN 4.625% 5/01/13	0.32%	60,000.00	98.99%	31-Dec-04	$59,391.60	$59,953.20	($561.60)
NATIONAL RURAL UTILS 6.000% 5/15/06	0.54%	100,000.00	103.58%	31-Dec-04	$103,582.00	$100,974.00	$2,608.00
NEW YORK LIFE MTN 5.375% 9/15/13	0.32%	60,000.00	104.05%	31-Dec-04	$62,431.20	$59,797.20	$2,634.00
NEW YORK TEL CO 6.000% 4/15/08	0.81%	150,000.00	105.59%	31-Dec-04	$158,379.00	$151,582.50	$6,796.50
ONCOR ELEC DELIVERY 7.000% 9/01/22	0.13%	25,000.00	114.05%	31-Dec-04	$28,512.75	$24,914.75	$3,598.00
PHH CORP 7.125% 3/01/13	0.14%	25,000.00	111.83%	31-Dec-04	$27,957.25	$25,240.40	$2,716.85
PHILLIPS PETE CO 8.750% 5/25/10	0.33%	50,000.00	122.04%	31-Dec-04	$61,018.50	$61,322.00	($303.50)
POPULAR NORTH AM MTN 6.125% 10/15/06	0.18%	30,000.00	104.22%	31-Dec-04	$31,265.70	$32,991.90	($1,726.20)
POTASH CORP 4.875% 3/01/13	0.11%	20,000.00	100.52%	31-Dec-04	$20,103.00	$19,887.60	$215.40
PROCTER & GAMBLE CO 4.300% 8/15/08	0.29%	55,000.00	102.54%	31-Dec-04	$56,396.45	$54,967.55	$1,428.90
PSEG PWR LLC 7.750% 4/15/11	0.15%	25,000.00	116.60%	31-Dec-04	$29,150.00	$27,186.60	$1,963.40
SCRIPPS E W CO OHIO 5.750% 7/15/12	0.24%	45,000.00	107.42%	31-Dec-04	$48,340.35	$44,717.85	$3,622.50
SLM CORP MTN 5.375% 1/15/13	0.27%	50,000.00	103.44%	31-Dec-04	$51,721.50	$49,964.50	$1,757.00
SPRINT CAP CORP 6.000% 1/15/07	0.15%	30,000.00	104.66%	31-Dec-04	$31,398.00	$27,862.50	$3,535.50

THE GANNETT CO., INC.
401(K) SAVINGS PLAN
DECEMBER 31, 2004

Contract: UBS

Asset Name	Current Alloc	Quantity	Current Price	Date Priced	Current Value	Total Cost	Unrealized Gain/Loss
SPRINT CAP CORP 7.625% 1/30/11	0.15%	25,000.00	116.10%	31-Dec-04	$29,026.00	$27,602.00	$1,424.00
STATE STR CORP 7.650% 6/15/10	0.32%	50,000.00	117.41%	31-Dec-04	$58,706.00	$59,471.00	($765.00)
SUNTRUST BKS INC 6.000% 2/15/26	0.23%	40,000.00	105.63%	31-Dec-04	$42,250.00	$43,424.80	($1,174.80)
TELE COMMUNICATIONS 9.800% 2/01/12	0.22%	35,000.00	128.90%	31-Dec-04	$45,114.65	$41,028.40	$4,086.25
TEXTRON FINL CORP 5.875% 6/01/07	0.21%	40,000.00	105.12%	31-Dec-04	$42,049.20	$39,988.40	$2,060.80
THOMPSON CORP 4.250% 8/15/09	0.27%	50,000.00	100.18%	31-Dec-04	$50,087.50	$49,562.50	$525.00
TIME WARNER COS 8.180% 8/15/07	0.29%	50,000.00	111.06%	31-Dec-04	$55,528.50	$53,554.00	$1,974.50
TOYOTA MTR CR MTN 2.800% 1/18/06	0.19%	35,000.00	99.57%	31-Dec-04	$34,847.75	$35,000.00	($152.25)
U S BANCORP MTN 3.125% 3/15/08	0.27%	50,000.00	98.25%	31-Dec-04	$49,123.50	$49,903.00	($779.50)
U S TREAS BD STRIPPED 11/15/09	1.40%	400,000.00	83.40%	31-Dec-04	$333,600.00	$261,776.00	$71,824.00
U S TREAS BDS 5.500% 8/15/28	0.55%	100,000.00	108.23%	31-Dec-04	$108,234.00	$103,031.25	$5,202.75
U S TREAS BDS 6.625% 2/15/27	1.84%	300,000.00	123.26%	31-Dec-04	$369,786.00	$342,219.72	$27,566.28
U S TREAS BDS 7.875% 2/15/21	0.66%	100,000.00	135.11%	31-Dec-04	$135,109.00	$123,214.84	$11,894.16
U S TREAS BDS 8.125% 8/15/19	0.67%	100,000.00	136.49%	31-Dec-04	$136,492.00	$124,371.09	$12,120.91
U S TREAS BDS 12.000% 8/15/13	2.21%	300,000.00	128.88%	31-Dec-04	$386,649.00	$411,053.91	($24,404.91)
U S TREAS BDS 12.750% 11/15/10	1.37%	200,000.00	108.43%	31-Dec-04	$216,852.00	$256,210.94	($39,358.94)
U S TREAS INFL IDX 4.250% 1/15/10	1.25%	226,892.00	116.00%	31-Dec-04	$263,185.64	$232,103.94	$31,081.70
U S TREAS NTS 3.000% 2/15/08	1.34%	250,000.00	99.18%	31-Dec-04	$247,960.00	$249,257.81	($1,297.81)
U S TREAS NTS 3.250% 1/15/09	1.06%	200,000.00	99.13%	31-Dec-04	$198,266.00	$197,242.19	$1,023.81
U S TREAS NTS 6.500% 2/15/10	1.20%	200,000.00	113.22%	31-Dec-04	$226,430.00	$223,281.25	$3,148.75
U S TREAS SEC STRIPPED 02/15/16	2.16%	850,000.00	60.19%	31-Dec-04	$511,572.50	$403,356.00	$108,216.50
U S TREAS SEC STRIPPED 05/15/11	0.76%	200,000.00	77.81%	31-Dec-04	$155,620.00	$142,497.00	$13,123.00
U S TREAS SEC STRIPPED 05/15/12	0.77%	200,000.00	73.89%	31-Dec-04	$147,780.00	$143,188.00	$4,592.00
U S TREAS SEC STRIPPED 08/15/13	0.57%	200,000.00	69.19%	31-Dec-04	$138,386.00	$106,964.00	$31,422.00
U S TREAS SEC STRIPPED 08/15/14	0.83%	250,000.00	65.49%	31-Dec-04	$163,730.00	$154,225.00	$9,505.00
U S TREAS SEC STRIPPED 11/15/12	1.07%	300,000.00	72.05%	31-Dec-04	$216,162.00	$200,352.00	$15,810.00
U S TREAS SEC STRIPPED 11/15/15	2.54%	1,000,000.00	61.07%	31-Dec-04	$610,700.00	$473,136.67	$137,563.33
U S VET AFF 03-1-B 5.750% 12/15/20	0.38%	66,707.98	101.16%	31-Dec-04	$67,483.79	$70,335.99	($2,852.20)
U S VET AFF 98-1-2E 7.000% 9/15/27	1.17%	200,000.00	107.44%	31-Dec-04	$214,870.00	$217,375.00	($2,505.00)
UNION PAC CORP 6.500% 4/15/12	0.13%	25,000.00	111.38%	31-Dec-04	$27,844.50	$24,794.00	$3,050.50
UNIONBANCAL CORP 5.750% 12/01/06	0.21%	40,000.00	104.48%	31-Dec-04	$41,792.80	$39,605.60	$2,187.20
UNITED MEXICAN MTN 7.500% 4/08/33	0.11%	20,000.00	108.00%	31-Dec-04	$21,600.00	$19,707.20	$1,892.80
UNITED MEXICAN STS 6.375% 1/16/13	0.11%	20,000.00	106.50%	31-Dec-04	$21,300.00	$20,199.30	$1,100.70
VIACOM INC 7.700% 7/30/10	0.26%	45,000.00	117.03%	31-Dec-04	$52,664.40	$48,487.50	$4,176.90
WACHOVIA 04-C15-A2 4.039% 10/15/41	0.24%	45,000.00	99.06%	31-Dec-04	$44,577.45	$45,223.62	($646.17)
WACHOVIA CORP NEW 6.800% 6/01/05	0.37%	65,000.00	101.56%	31-Dec-04	$66,014.65	$68,852.55	($2,837.90)
WASHINGTON MUT FIN 8.250% 6/15/05	0.26%	45,000.00	102.39%	31-Dec-04	$46,077.30	$49,092.30	($3,015.00)
WASHINGTON MUTUAL IN 4.200% 1/15/10	0.24%	45,000.00	99.61%	31-Dec-04	$44,822.70	$44,931.15	($108.45)
WELLS FARGO 04-7-2A2 5.000% 7/25/19	0.44%	81,476.97	101.09%	31-Dec-04	$82,370.35	$81,911.82	$458.53
WEYERHAEUSER CO 6.750% 3/15/12	0.19%	35,000.00	112.68%	31-Dec-04	$39,439.05	$35,116.90	$4,322.15
WFMBS 04-S-A5 3.54156% 9/25/34	0.31%	60,000.00	97.81%	31-Dec-04	$58,687.20	$58,621.88	$65.32
WFS FINL 02-1-A-4A 4.870% 9/20/09	0.54%	100,000.00	101.36%	31-Dec-04	$101,355.00	$99,993.07	$1,361.93
Cash&Eqv	3.51%				$654,928.85	$654,928.85	$0.00
Fix Inc	96.49%				$18,656,869.23	$17,982,956.77	$673,912.46
TOTALS	100.00%				$19,311,798.08	$18,637,885.62	$673,912.46

Wrapper Contract (1,080,689)
Total Contract Value 18,231,109